NO ACT

PE
1-24-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005636

Received SEC

MAR 17 2014

Washington, DC 20549

March 17, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-17-14

Dumont Clarke IV
Moore & Van Allen PLLC
dumontclarke@mvalaw.com

Re: Lowe's Companies, Inc.
Incoming letter dated January 24, 2014

Dear Mr. Clarke:

This is in response to your letter dated January 24, 2014 concerning the shareholder proposal submitted to Lowe's by The National Center for Public Policy Research. We also have received a letter from the proponent dated February 10, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

March 17, 2014

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Lowe's Companies, Inc.
Incoming letter dated January 24, 2014

The proposal requests that the board authorize the preparation of a report disclosing the specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals and an estimate of the costs and benefits to Lowe's of its sustainability policy.

We are unable to concur in your view that Lowe's may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of sustainability. Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Lowe's may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Lowe's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

February 10, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Dumont Clarke IV on behalf of Lowe's (the "Company") dated January 24, 2014, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2014 proxy materials for its 2014 annual shareholder meeting.

## RESPONSE TO LOWE'S CLAIMS

In its no-action request, the Company falls well short of its burden of persuading the Staff that it may omit our Proposal from its proxy materials. The Company's evidence that it has substantially implemented our Proposal ignores half of our request, and scantly addresses the other half. Also, the Staff has repeatedly ruled that sustainability is a significant social policy issue; therefore, it does not interfere with ordinary business matters as contemplated by Rule 14a-8(i)(7). Furthermore, despite the Company's erroneous claims otherwise, the Staff has repeatedly held that a request for the cost/benefit analysis of a company's sustainability programs is permissible.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

***The Company May Not Omit Our Proposal Because It Has Not Implemented It in Any Meaningful Sense, and is Actively Trying to Shield the Information It Seeks From the Company's Shareholders***

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon* by management." *See Exchange Act Release* No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.*, (avail. March 8, 1991).

The Company's no-action letter makes it perfectly clear that it has not implemented, and appears totally unwilling to implement, our Proposal.

In its no-action request, the Company fails to address or make any disclosure concerning a major portion of our Proposal. The Proposal's resolved section states:

> The Proponent, as a shareholder of Lowe's, requests the Board of Directors authorize the preparation of a report to be published by December 2014, updated annually, at a reasonable cost and excluding any proprietary information, disclosing:
>
> 1. *The specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals.*
>
> 2. An estimate of the costs and benefits to Lowe's of its sustainability policy. (Emphasis added).

The Company takes it upon itself to completely write our first bullet point right out of our Proposal. It has no right to do so. The Company claims:

> Although it requests disclosure of the scientific data and studies relied upon by the Company's management, the essential objective of the Proposal is to obtain information from the Company to ensure that the Company's sustainability policies and initiatives are not undertaken without considering the effects on the Company's profitability or at the expense of financial returns.

The Company goes to great lengths to discuss its environmental initiatives, but nowhere in its nine-page no-action letter does the Company explain what scientific studies or data drive its sustainability programs. The Company cannot claim it has implemented our Proposal while blatantly ignoring 50 percent of its request.

The Staff has consistently ruled that a proposal has not been implemented where a company substantially ignores a primary section of the proposal. On January 28 of this year, the Staff ruled directly on this issue. A nearly identical proposal[1] was submitted to Kohl's, and Kohl's replied in a nearly identical manner as Lowe's. Kohl's, like Lowe's, ignored the proposal's scientific ask, and instead listed bullet points showing instances in which it thought sustainability was benefiting the company. The Staff unequivocally ruled that Kohl's had failed to implement the proposal since it had ignored 50 percent of the proponent's request. The staff wrote, "[w]e are unable to concur in your view that Kohl's may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Kohl's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Kohl's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10)." *Kohl's Corp.*, (avail. January 28. 2014).

This makes sense, because, presumably, science is the driver of both Lowe's and Kohl's sustainability policies. And science regarding the global climate is in constant flux. Surely the Company has some scientific basis, whether its own data or a third party's, for pursuing a massive sustainability campaign.

The *Kohl's* decision continued the Staff's precedent regarding substantial implementation rule 14a-8(i)(10).

For example, in *Boston Properties Inc.*, (avail. January 28, 2011), the proponent sought a sustainability report "on the Company's sustainability policies and performance, including multiple, objective statistical indicators." The supporting statement further noted that the "report should include the Company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators to measuring long-term *social and environmental* sustainability." (Emphasis added).

The company in *Boston Properties* strongly demonstrated that it had substantially implemented the proposal with regard to environmental sustainability, but it did not explain how it had implemented long-term *social* sustainability plans. After noting the company's environmental sustainability, the proponent objected that the "remainder of

---

[1] The Kohl's proposal stated: "The shareholders of Kohl's request the Board of Directors authorize the preparation of a report, to be published by December 2014, updated annually, at a reasonable cost and excluding any proprietary information, disclosing: 1. *The specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals.* 2. An estimate of the costs and benefits to Kohl's of its sustainability policy. (Emphasis added)."

the Company's report, however, contains no mention whatsoever of any Company policies or practices on such social policy initiatives... the Company's total failure to address social sustainability omits an essential objective of the Proposal and accordingly undermines completely the merits of the Company's request for no-action relief." *Boston Properties Inc.*

Lowe's failure to address the "specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals" is an overwhelming omission establishing that it has not met the burden for omitting our Proposal under Rule 14a-8(i)(10). Under the Staff's *Kohl's Corp.* and *Boston Properties* precedent, Lowe's may not omit our Proposal using Rule 14a-8(i)(10). Furthermore, the Company's actual arguments proffered under the substantial implementation exclusion cannot save it from this glaring failure.

Though the Company completely ignores our Proposal's first ask, the Company somehow claims that its scant survey of cherry-picked information from the Company's SRR and financial statements (which only addresses our second ask) shows that it has substantially implemented our Proposal.

The Company obviously misread the Proposal.

The Company highlights 19 bullet points from its SSR and financial statements to prove that it pursues sustainable activities with "financial benefits." The merits of the costs and benefits of the 19 bullet points are highly debatable, but that is hardly the point of our Proposal. Just because the Company might pursue some environmental programs that result in cost savings doesn't preclude the Company from also engaging in frivolous environmental programs that waste Company resources. Our Proposal asks for an analysis of the *overall* costs and benefits of Lowe's sustainability programs. Specifically, our Proposal asks for the Company to disclose the costs *and* benefits – not just what it perceives as benefits. That the Company choose to only highlight specific initiatives, and not to provide a full cost/benefit analysis of its collective sustainability program, shows that it is unwilling to share this information with Lowe's shareholders.

Additionally, the Staff has already upheld a proposal under a similar fact-pattern to which the Company now protests. In *Safeway Inc.*, (avail. March 17, 2010), the proponent requested that Safeway "[a]dopt principles for national and international action to stop global warming" based upon progressive ideals such as a carbon dioxide cap-and-trade system, international collaboration and specific targets for carbon dioxide reduction. Safeway presented an abundance of evidence that it was indeed working arduously to combat the proponent's concerns about global warming. Just to name a few items, the company disclosed that it:

- Launched a comprehensive, long-term Greenhouse Gas and Sustainability Initiative

- Became the first retailer to join the California Climate Action Registry, California's only official greenhouse gas registry
- Planning the installation of two fuel cells in Santa Cruz, California
- Opening 46 bio-diesel fuel stations in Washington, Oregon, Arizona and California
- Developed an employee solar power system purchase program.

Safeway also became the "first and only retailer to join the Chicago Climate Exchange." The company went on to exhaustively detail its efforts to reduce what it perceived as global warming. These measures all spoke to the fact that the company had substantially implemented the main thrust of the proposal – reducing carbon dioxide emissions to combat global warming. However, the Staff disagreed with the company stating, "[w]e are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Safeway's policies, practices and procedures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10)."

Like Safeway, the Company argues that its sustainability bullet points, "compare favorably with and satisfy the essential objective of the Proposal."

Nothing could be further from the truth.

All that the Company's culled data points prove is that *some* of its sustainability programs *possibly* have some economic benefit. Even that is still a debatable point. The Company's list details the savings in financial and energy terms, but never once does it show the funds outlaid to achieve such savings. It is quite possible that the Company is actually spending more than it is saving, even for the list of initiatives that it selected. We simply do not know because the Company failed to provide the data needed to make a proper business analysis. Only showing one side of the ledger is hardly an acceptable or a common business practice.

Whether these data points show financial gains or losses is not dispositive of the proposal's main thrust. The Company has not provided "[a]n estimate of the costs and benefits to Lowe's of its sustainability policy." Just as Safeway provided a list of some measures it was taking to reduce carbon dioxide emissions, the Company has listed some evidence that it claims shows it is pursuing sustainability in a cost-saving manner. And just as the Staff ruled Safeway's disclosure was inadequate, so too the Staff should rule that Lowe's has failed to *substantially* implement our Proposal.

Since the Company flatly ignored the scientific ask from our Proposal and provided only passing evidence that it may at times pursue sustainability strategies that have some financial benefit, the Company cannot be said to have acted favorably on our Proposal.

Therefore, the Staff should reject the Company's argument and allow our Proposal to properly come before Lowe's shareholders for a vote.

***The Company May Not Omit Our Proposal Under Rule 14a-8(i)(7) Since It Does Not Interfere With Ordinary Business Operations, But Rather Addresses A Significant Social Policy Issue – Sustainability***

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage the company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues.

The Staff has consistently held that matters related to sustainability are significant social policy issues. In *Cleco Corporation*, (avail. January 26, 2012), the Staff upheld a proposal requesting that the company prepare a report "discussing the company's sustainability risks and opportunities, including an analysis of material water-related risks." The company sought to exclude the proposal as an interference with ordinary business operations since, as a utility company, water is a crucial element of its operations. The Staff sided with the Proponent and explicitly stated that "[w]e are unable to concur in your view that Cleco may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note the proposal *focuses on the significant policy issue of sustainability*." (Emphasis added.)

The following year, the Staff ruled in *NYSE Euronext*, (avail. February 12, 2013) that a proposal requesting that the board prepare "a report assessing the current global expectations for issuer disclosure of ESG/sustainability information and report to shareholders," did not interfere with ordinary business operations. The company argued that this was in fact an interference with ordinary business above and beyond that contemplated by Rule 14a-8(i)(7) exclusion since the decision contemplated by the proposal would be made by overseers above the board of directors – meaning that it was extremely attenuated and not proper for shareholder involvement. Despite this extreme attenuation, the Staff still allowed the proposal and explicitly stated that "[w]e are unable to concur in your view that NYX (*sic.*) may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note the proposal *focuses on the significant policy issue of sustainability*." (Emphasis added).

The Company recognizes that the Staff has declared that sustainability is a significant social policy issue, but argues that:

> the Proposal here does not limit itself to "sustainability" or "environmental impacts," but rather inherently concerns the Company's management's *strategic and routine decision-making processes, including careful costs and benefits analyses* and consideration of the impacts to the Company's bottom line regarding both routine capital and operating expenditures. In other words, the Proposal implicates "core matters involving the Company's business and operations." (Emphasis added).

This is nearly identical to the argument that the Staff rejected in *Kohl's* (discussed above). In that case, the company complained that:

> Looking at the plain language of the Shareholder Proposal, there is no question that it relates primarily to Kohl's strategic decisions regarding capital investment decisions... As such, because the Shareholder Proposal relates to key management strategic decisions regarding, *costs and benefits analysis* and strategic decisions regarding Kohl's finances, the Shareholder Proposal is excludable as relating to the Company's ordinary business under Rule 14a-8(i)(7). (Emphasis added).

The Company's complaint is also nearly identical to one the Staff rejected in *General Electric*, (avail. January 15, 2008). In that case, the company argued that

> The Proposal is clearly and directly focused on GE's internal risk review process: it requests a report on the "*costs and benefits*" to GE of what the Proposal describes as its "climate policy" and focuses on whether GE has assessed the possible "advers[e] impacts" that the Proponent suggests may arise from GE's policy and activities related to its policy. (Emphasis added).

Both in *Kohl's* and *General Electric*, the Staff rejected company complaints that a cost/benefit analysis of sustainability programs is an interference with ordinary business. The Company's argument cannot stand up to the Staff's clear precedent.

Furthermore, the Staff has consistently upheld shareholder proposals related to the environment and corporate sustainability efforts over Rule 14a-8(i)(7) complaints. *See Lehman Brothers*, (avail. January 29, 2008) (upholding a proposal that requested a report on the company's sustainable practices and taking a dim view of sustainability efforts); *Exxon Mobil Co.*, (avail. March 18, 2008) (upholding a proposal requesting that the company establish a committee to study ways in which the United States could achieve energy independence in a sustainable way); *Exxon Mobil Co.*, (avail. March 19, 2008) (upholding a proposal asking the board of directors to adopt a policy for renewable energy research, development and sourcing); *Bank of America*, (avail. February 22, 2008) (upholding a proposal asking for a report on how the company's implementation of the Equator Principles had led to improved environmental and social outcomes); *NRG Energy*, (avail. March 12, 2009), (upholding a proposal requesting a report on how the company's involvement with the Carbon Principles had impacted the environment); *PPG Industries*, (avail. January 15, 2010) (upholding a proposal requesting that the board of directors prepare a report to shareholders on how the company ensures that it discloses its environmental impacts in all of the communities in which it operates); *Norfolk Southern*, (avail. January 15, 2010) (upholding a proposal requesting that the board of directors adopt quantitative goals to reduce greenhouse gas emission from the company's operations); *Dominion Resources Services Inc.*, (avail. February 9, 2011) (upholding a proposal that urged the board to "be open and honest with us about the enormous costs and risks of new nuclear construction; invest in demand control and new renewable generation sources for the safest and quickest returns to shareholders, stakeholders, community and country; and therefore, stop wasting shareholder money by pursuing the increasingly costly and unnecessary risky venture of a new nuclear unit")[2]; *General Electric*, (avail. February 8, 2011) (upholding a proposal calling for a report on the business risks "related to developments in the scientific, political, legislative and regulatory landscape regarding climate change"); and *Fossil Inc.*, (avail. March 5, 2012) (upholding a proposal requesting the board report on the company's supply chain standard as related to environmental impacts).

The Staff has consistently ruled that sustainability is a significant social policy issue. The Company's claim that our Proposal is more centered in its finances thereby moving it outside of the significant social policy realm is of not moment since the Staff has previously rejected this very argument. Therefore, the Staff should allow our proposal to process to Lowe's shareholders for a vote.

**Conclusion**

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Lowe's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

---

[2] Construction of nuclear power plants is also a significant social policy issue.

Sincerely,

Justin Danhof, Esq.

cc: Dumont Clarke IV, Moore & Van Allen PLLC
Jeff R. Vining, Lowe's Companies Inc.

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 24, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Lowe's Companies, Inc.**
**Exclusion of Shareholder Proposal Relating to Report on Impact of Sustainability Policy**

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. ("Lowe's" or the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders meeting. The Proposal was submitted to the Company by the National Center for Public Policy Research (the "Proponent"). As described more fully below, the Proposal is excludable pursuant to:

1. Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal; and
2. Rule 14a-8(i)(7) because the Proposal relates to ordinary business matters.

A copy of this letter has been provided to the Proponent and emailed to *shareholderproposals@sec.gov* in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

**The Proposal**

The Proposal calls for the adoption by the Company's shareholders of the following resolution:

> **Resolved:**
>
> The Proponent, as a shareholder of Lowe's, requests the Board of Directors authorize the preparation of a report to be published by December 2014, updated annually, at a reasonable cost and excluding any proprietary information, disclosing:
>
> 1. The specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals.
> 2. An estimate of the costs and benefits to Lowe's of its sustainability policy.
>
> The report should be presented to all relevant oversight committees of the Board and posted on the Company's website.

A copy of the complete Proposal, including the supporting statement, is attached hereto as <u>Exhibit A</u>.

**Discussion**

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(10) permits an issuer to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Proposal is excludable pursuant to Rule 14a-8(i)(10) because public disclosures routinely made by the Company pursuant to its currently implemented disclosure procedures regarding its sustainability efforts and the related financial benefits thereof compare favorably with the guidelines of the Proposal and address the Proposal's essential objective.

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if the proposal deals with a matter relating to the company's ordinary business operations. Decisions regarding a company's day-to-day management, such as the selection and retention of suppliers and routine financial analyses of the costs versus the benefits, both direct and indirect, of expenditures, fall into the category of ordinary business matters. The Proposal is excludable pursuant to Rule 14a-8(i)(7) because it requests that the Company disclose its cost-benefit analyses and bases for its consideration of environmental factors while making such routine operational decisions.

**The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented by the Company.**

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the company has already substantially implemented the proposal." The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10), which allowed the omission of a proposal that was "moot," was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management ..." Release No. 34-12598 (July 7, 1976) and Release No. 34-40018 (May 21, 1998). Originally, the Commission's staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Release No. 34-19135 (October 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the rule] defeated its purpose" because proponents were successfully convincing the Commission's staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *See* Release No. 34-20091 at § II.E.6. (August 16, 1983). Therefore, in 1983, the Commission adopted a change in the Commission's staff's interpretation of the rule to permit the omission of proposals that had been "substantially implemented." Release No. 34-20091. The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Release No. 34-40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Commission's staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's "essential objective." *See, e.g., Wal-Mart Stores, Inc.* (March 10, 2008) (permitting exclusion of a shareholder proposal requesting that the company prepare a global warming report when the company had already published a report that contained information relating to its environmental initiatives); *Anheuser-Busch Companies, Inc.* (January 17, 2007) (permitting exclusion of a shareholder proposal seeking declassification of the board of directors when the company and its shareholders had previously acted to declassify the board); and *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a shareholder proposal seeking a sustainability report when the company was already providing information generally of the type proposed to be included in the report).

Rule 14a-8(i)(10) has been found to permit exclusion of a shareholder proposal when a company has substantially implemented the essential objective of the proposal, even if by means other than those suggested by the shareholder proponent. The Commission's staff has consistently taken the position that differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proponent's underlying concern. *See, e.g., The Boeing Co.* (February 17, 2011) (permitting exclusion of a shareholder proposal requesting management review policies related to human rights to assess areas where the company needs to adopt and implement additional policies and report its findings when the company had already adopted its own policies, practices and procedures related to human rights); *The Proctor & Gamble Co.* (August 4, 2010) (permitting exclusion of a shareholder proposal requesting a water policy based on United Nations principles when the company had already adopted its own water policy); *Wal-Mart Stores, Inc.* (March 30, 2010) (permitting exclusion of a shareholder proposal requesting adoption of global warming principles when the company had policies reflecting at least to some degree the proposed principles); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a shareholder proposal seeking a sustainability report when the company was already providing information generally of the type proposed to be included in the report); *Johnson & Johnson* (February 17, 2006) (permitting exclusion of a shareholder proposal recommending verification of employment legitimacy when the company was already acting to address the concerns of the shareholder proposal); *Talbots Inc.* (April 5, 2002) (permitting exclusion of a shareholder proposal requesting implementation of a code of corporate conduct based on the United Nations International Labor Organization standards when the company had established its own business practice standards); and *The Gap, Inc.* (March 16, 2001) (permitting exclusion of a shareholder proposal requesting a report on child labor practices of suppliers when the company had established a code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with shareholders). Furthermore, the Staff has taken the position that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire shareholder proposal may be omitted. *See, e.g., The Limited* (March 15, 1996) and *American Brands, Inc.* (February 3, 1993).

The Commission's staff has also consistently granted requests for no-action relief relating to shareholder proposals requesting the issuance of a report when the company could demonstrate that it had published the relevant information on its public website. *See, e.g., Aetna Inc.* (March 27, 2009) (permitting exclusion of a shareholder proposal requesting a report describing the company's policy responses to concerns about gender and insurance when the company had published a paper addressing such issues); and *Alcoa Inc.* (February 3, 2009); *Wal-Mart Stores, Inc.* (Mar. 20, 2008) and *Dow Chemical Co.* (March 5, 2008) (in each case permitting exclusion of a shareholder proposal requesting a global warming report when the company had already generally addressed the issue).

The Company believes that it may exclude the Proposal under Rule 14a-8(i)(10) because public disclosures the Company has made and continues to make on a routine basis regarding its sustainability efforts and the related financial benefits thereof compare favorably with the guidelines of the Proposal and address the Proposal's essential objective. The Company regularly discloses information in its mandatory periodic reports filed with the Commission, as well as additional reports and information voluntarily disclosed and made publicly available on the Company's website, related to both the "need for policies and expenditures with environmental goals" and the "costs and benefit to Lowe's of its sustainability policy," as requested in the Proposal. Through these disclosures, the Company has substantially implemented the Proposal, as demonstrated below.

A recent decision by the Commission's staff that a similar shareholder proposal was excludable highlights the applicability of this reasoning to the Proposal here. In *Target Corp.* (March 26, 2013), the Commission's staff determined that the company had substantially implemented a proposal requesting that the company's senior management state its philosophy regarding policies on sustainable activities that had the potential to reduce the company's bottom line. In reaching the determination that the shareholder proposal was excludable under Rule 14a-8(i)(10), the Commission's staff noted that the company's existing public disclosures compared favorably with the guidelines of the proposal. The same is true for the Company, as demonstrated below. Based on the foregoing and consistent with the precedents cited above, the Company does not believe that any potential differences between the Proposal and the Company's current sustainability and related financial benefits disclosures are meaningful when considering whether the Company has satisfactorily addressed the Proponent's underlying concern.

The primary goal of the Proposal is similar to that of the proposal received by *Target Corp.* which the Commission's staff recently allowed to be excluded from proxy materials. Although it requests disclosure of the scientific data and studies relied upon by the Company's management, the essential objective of the Proposal is to obtain information from the Company to ensure that the Company's sustainability policies and initiatives are not undertaken without considering the effects on the Company's profitability or at the expense of financial returns. This is clearly communicated throughout the Proposal in statements including the following:

- "The Proponent has reason to believe the Company has made strategic decisions and capital investments out of a primary concern for the environment, rather than the goal of maximizing financial returns." Proposal, p. 2.
- "As Lowe's is a for-profit corporation, the Proponent encourages Company management to make decisions guided by common business metrics rooted in capitalist principles." Proposal, p. 2.
- The Proposal asks that the requested report contain an estimate of "the costs and benefits to Lowe's of its sustainability policy." Proposal, p. 2.
- The Proposal requests information "to allow shareholders to objectively evaluate the impact upon profit of the Company's sustainability practices." Proposal, p. 2.

The Company's public disclosures contain many statements regarding the financial benefits of its activities relating to sustainability, meeting the essential objective of the Proposal. The Company routinely makes disclosures documenting information on both the rationale and guiding principles of the Company's sustainability efforts as well as the many benefits that have and will continue to accrue to the Company, financial and otherwise, as a result of implementing such programs. One of these disclosures is an annual Social Responsibility Report ("SRR") dedicated to informing shareholders about the Company's efforts to meet its goal and tagline to "Never Stop Improving" through environmental, community and workplace improvement efforts. The SRR, which is published on the Company's website at *www.Lowes.com/SocialResponsibility*, contains an entire section dedicated to informing shareholders about the Company's sustainability efforts and the financial benefits thereof. The following is a sample of some of the relevant disclosures from the Company's most recent SRR (emphasis added):

- "Lowe's invests in technology that will help us **operate our facilities more efficiently** and responsibly." 2012 SRR, p. 57.
- "By actively managing our energy use through efficient lighting solutions, **we're able to significantly reduce costs** as well as the carbon footprint of our facilities." 2012 SRR, p. 57.
- "Lowe's estimates the **lighting costs** at the 1.4 million-square-foot facility [lit nearly entirely by LED technology] **will be approximately 60 percent less than costs at similarly sized distribution centers with less-efficient fluorescent systems**." 2012 SRR, p. 57.
- "The LED bulbs burn for eight to 10 years, **so they also reduce maintenance costs** in addition to providing increased lighting levels that create a safer and more comfortable environment for employees." 2012 SRR, p. 57.
- "**To further reduce energy and labor costs** and improve productivity, Lowe's introduced the hydrogen fueling system to power our fleet of 157 lift trucks in [our recently opened regional distribution center in Rome, Georgia] after piloting the new fuel cell technology at regional distribution centers in California and Connecticut." 2012 SRR, p. 57.
- "**We anticipate the new [hydrogen fuel cell] technology will provide a payback of 2½ years**. The fuel cells free up valuable space that would otherwise be dedicated to a room needed to store and charge batteries, **which reduces the building's electrical consumption**." 2012 SRR, p. 57.
- "Lowe's goal is to work smarter at all of our facilities. We'll continue to invest in new strategies to **operate more efficiently** as we strive to reduce our footprint, **increase savings** and create a better place for our employees to work." 2012 SRR, p. 57.
- "It's a win-win for Lowe's and our communities when we're able to generate savings and environmental benefits though improvements in our operations. Our recycling programs at our stores and distribution centers help us deliver on both of these goals, reducing waste and greenhouse gas emissions **while bringing in additional revenue**." 2012 SRR, p. 58
- "Lowe's **has reduced total expenses for our waste and recycling programs by 80 percent over the past six years** with the help of new initiatives such as the DC Return Program. We look forward to building on that progress." 2012 SRR, p. 58.
- "One of the better examples of the shared success we've had through recycling is the DC Return Program we launched in late 2011. Previously, after trucks delivered products from Lowe's regional distribution centers (RDCs) to our stores, many of those trucks returned to our RDCs empty. Lowe's transportation, store operations and supply chain teams worked together to identify those stores and begin using the return trips to ship cardboard and wood pallets back to their servicing RDCs for consolidation and recycling." 2012 SRR, p. 58.

- "The DC Return program reduces the need to buy new pallets to ship freight. . . . **The program could save Lowe's RDCs as much as $1.5 million in pallet costs each year**." 2012 SRR, p. 58.
- "[B]y shipping store cardboard bales to our distribution centers and consolidating them there, we're able to maximize recycling revenue by shipping the consolidated bales directly to a paper processor." 2012 SRR, p. 58.
- "**Just recycling the wood spacers has been a huge cost savings**." 2012 SRR, p. 58.
- "[O]ur distribution centers **generate additional revenue** by working with our cardboard recycling vendor to ship cardboard bales to overseas markets in containers provided by our suppliers." 2012 SRR, p. 58.
- "Lowe's **has reduced total expenses for our waste and recycling programs by 80 percent over the past six years** with the help of new initiatives such as the DC Return Program. We look forward to building on that progress." 2012 SRR, p. 58.

Additional examples of the Company's public disclosures regarding the many financial benefits achieved by considering the environmental and sustainability impact of its business activities include (emphasis added):

- "Lowe's recognizes how efficient operations **can help protect the environment and our bottom line**. We examine our operations to deliver efficiencies in energy and water use, fuel consumption, and waste and recycling. We annually track our carbon footprint and participate in the Carbon Disclosure Project, an independent nonprofit organization hosting the largest database of primary corporate climate change information in the world. To further reduce our footprint, we design energy-efficient features (energy-efficient lighting, white membrane cool roofs and HVAC units that meet or exceed ENERGY STAR® qualifications) into new stores and during retrofits of existing stores and participate in demand response programs where we voluntarily reduce our lighting and HVAC loads during peak electrical demand periods." Lowe's 10-K, filed April 2, 2013.
- "We also strive to deliver products to our stores in an environmentally responsible manner. We achieve that through participation in the SmartWay® Transport Partnership, an innovative program launched by the EPA in 2004 that promotes environmentally cleaner, more fuel-efficient transportation options. Lowe's received a 2012 SmartWay Excellence Award, our fourth consecutive SmartWay honor, for initiatives that resulted in reduced emissions, **greater fuel efficiency** and less overall highway congestion. Our efforts included increasing shipping by rail, increasing efficiency of truckload shipments and continuing to use a higher percentage of SmartWay carriers." Lowe's 10-K, filed April 2, 2013.
- "**We continue to use more fuel-efficient modes of transport**. In 2012 Lowe's joined the Florida Natural Gas Vehicle Coalition and began using alternative fuel vehicles for the first time to ship products from a regional distribution center. In Kissimmee, Fla., we delivered shipments with trucks powered by compressed natural gas (CNG)—a cleaner, safer and lower-priced alternative to diesel fuel." Product Transportation, Lowe's Social Responsibility (*responsibility.lowes.com*).

- "Lowe's launched a dedicated fleet of natural gas-powered trucks at our regional distribution center in Mount Vernon, Texas. Powered by liquefied natural gas, the trucks are expected to help Lowe's reduce greenhouse gas emissions by nearly 20 percent **and control fuel costs.**" Product Transportation, Lowe's Social Responsibility (*responsibility.lowes.com*).

Collectively, these disclosures demonstrate that the Company's policies, practices and procedures compare favorably with and satisfy the essential objective of the Proposal, which is to ensure that the Company's sustainability policies, practices and procedures are not undertaken without considering and disclosing the effects on the Company's ultimate profitability. As evidenced by these statements, the Company's sustainability initiatives not only allow the Company to gain what management believes is a strategic advantage over many of its competitors and meet the demands of an increasingly environmentally-conscious consumer base, but also help the Company to cut operating expenses (or reduce their rate of growth) by maximizing energy efficiency at its stores and other facilities and controlling distribution costs and other key cost metrics. Therefore, just as the Commission's staff concluded for *Target Corp.*, the Proposal is excludable under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Based upon the foregoing, and consistent with the Commission's staff's recent determinations regarding similar no-action letters as cited above, the Company believes that public disclosures made by the Company regarding its sustainability efforts and the related financial benefits thereof compare favorably with the guidelines of the Proposal and address the Proposal's essential objective, and thus that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

**The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations, namely management's decisions regarding key day-to-day operations such as the Company's routine financial analyses of the costs versus the benefits of its capital and operating expenditures.**

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." According to the Commission, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; rather, the Commission understands "ordinary business" as being "rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the [c]ompany's business." Exchange Act Release No. 34-40018 (May 21, 1998). More specifically, the "ordinary business" exception is designed "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Id.

In defining the boundaries of Rule 14a-8(i)(7), the Commission has explained that the exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and second, the degree to which the proposal attempts to "micro-manage" a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 34-12999 (November 22, 1976)).

When examining whether a proposal may be excluded under the Commission's "ordinary business" standard, the first step is to determine whether the proposal touches upon any "significant social policy issue." If the proposal does not touch upon such an issue, and the Staff agrees that it is an ordinary business matter, then the company may exclude it under Rule 14a-8(i)(7). However, even if the proposal does touch upon a significant social policy issue, that is not necessarily the end of the analysis. Rather, the Staff has concurred with the exclusion of shareholder proposals that touch upon a significant social policy issue when other aspects of the proposal implicate a company's ordinary business.

The Commission has noted that certain topics related to sustainability may present a significant social policy issue, and thus has in the past declined to concur with the exclusion of proposals focusing solely on sustainability and environmental reports regarding the effects of a company's operations on the environment. *See, e.g., Chesapeake Energy Corp.* (April 13, 2010) and *SunTrust Banks, Inc.* (January 13, 2010). However, unlike those proposals, the Proposal here does not limit itself to "sustainability" or "environmental impacts," but rather inherently concerns the Company's management's strategic and routine decision-making processes, including careful costs and benefits analyses and consideration of the impacts to the Company's bottom line regarding both routine capital and operating expenditures. In other words, the Proposal implicates "core matters involving the Company's business and operations." In *General Electric Co.* (February 3, 2012), the Commission permitted the exclusion of a shareholder proposal that requested the preparation of an annual report "disclosing the financial, reputational and commercial risks related to changes to, and changes in interpretation of, U.S. federal, state, local and foreign tax laws and policies." The company argued that the proposal, at its base, related to the company's management of its tax expense. In concurring with the company, the Staff commented that the proposal was excludable because it related to "decisions concerning the company's tax expense and *sources of financing*" (emphasis added). The Staff has also agreed with the exclusion of other proposals that touched upon a company's decisions regarding its finances and finance operations. *See, e.g., MGM Mirage* (March 6, 2009) (permitting the exclusion of a shareholder proposal requesting the implementation of a discount dining program on the ground that it related to the company's "discount pricing policies"); *Western Union Co.* (March 7, 2007) (concurring with the exclusion of a shareholder proposal seeking the company's board to undertake a special review of the company's remittance practices, including the review of, among other things, the company's pricing structure on the ground that the proposal related to "the prices charged by the company"); and *H&R Block, Inc.* (August 1, 2006) (concurring with the exclusion of a shareholder proposal requesting that the company cease its current practice of issuing high interest rate refund anticipation loans).

The Proposal here relates primarily to ordinary business matters that the Company's management handles as part of routine operations and capital investment planning. As stated in the Company's policy on sustainability, made publicly available on the Company's website, "[o]perating our business more sustainably means considering the environmental impacts of operations in Lowe's stores, offices and supply chain" which the Company accomplishes by:

- "Provid[ing] customers with environmentally-responsible products, packaging and services";
- "Educat[ing] and engag[ing] employees, customers and others on the importance of conserving resources, reducing waste and recycling";
- "Us[ing] resources—energy, fuel, water and materials—more efficiently";
- "Establish[ing] sustainability goals and objectives"; and

- "Review[ing] and communicat[ing] progress made toward achieving established goals and objectives."

As evidenced by this policy, as well as the public disclosures discussed above, the Company's sustainability initiatives primarily involve decisions routinely made by management regarding how to conduct its operations and business activities, broadly considered, in a more efficient and less costly way, while at the same time taking into consideration the objectives of its sustainability policy. The Company's management should be allowed to make the day-to-day decisions necessary to run the Company's operations in a manner that maximizes its financial returns and, at the same time, addresses the concerns of a meaningful, environmentally-conscious segment of the Company's customer base that demands the Company conduct its business activities in a socially responsible manner. As such, because the Proposal relates to tasks fundamental to management's ability to run the Company on a day-to-day basis, the Proposal is excludable as relating to the Company's ordinary business under Rule 14a-8(i)(7).

**Conclusion**

The Proposal should be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented by the Company, and pursuant to Rule 14a-8(i)(7) as dealing with matters relating to the Company's ordinary business operations. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above. Please feel free to call me at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Dumont Clarke IV

Dumont Clarke IV

Enclosures

cc: Mr. Justin Danhof, Esq.

EXHIBIT A

# THE NATIONAL CENTER
★★★
# FOR PUBLIC POLICY RESEARCH

DATE: December 16, 2013 PAGES 4 (Including cover)

ATTN: GAITHER M. KEENER, JR.

COMPANY: LOWE'S

FAX NUMBER: 704-757-0598

FROM: JUSTIN DANHOF, ESQ.

MESSAGE: Please find the enclosed shareholder proposal. I will also send you a copy via FedEx.

501 Capitol Court NE Washington DC 20002
(202) 543-4110 | Fax (202) 543-5975
info@nationalcenter.org

# THE NATIONAL CENTER
★★★
# FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via Facsimile (704) 757-0598 and FedEx

December 16. 2013

Gaither M. Keener. Jr.. Chief Legal Officer,
Lowe's
1000 Lowe's Boulevard
Mooresville. North Carolina 28117

Dear Mr. Keener.

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Lowe's (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research. which has continuously owned Lowe's stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2014 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Sustainability Report

**Whereas:**

The Securities and Exchange Commission has recognized the business risk for companies from climate change regulations and legislation.

Climate change regulations may be adopted voluntarily.

The Company is a member of the Retail Industry Leaders Association, a trade association urging member companies to adopt voluntary environmental mandates related to the issue of climate change.

The Company has adopted this philosophy, and has adopted a sustainability policy with the apparent goal of reducing human impact upon the climate and natural environment.

To wit, Lowe's website states that "[o]perating our business more sustainably means considering the environmental impacts of operations in Lowe's stores, offices and supply chain and considering the lifecycle impact of the products and services used and sold."

The Proponent has reason to believe the Company has made strategic decisions and capital investments out of a primary concern for the environment, rather than the goal of maximizing financial returns.

**Resolved:**

The Proponent, as a shareholder of Lowe's, requests the Board of Directors authorize the preparation of a report to be published by December 2014, updated annually, at a reasonable cost and excluding any proprietary information, disclosing:

1. The specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals.

2. An estimate of the costs and benefits to Lowe's of its sustainability policy.

The report should be presented to all relevant oversight committees of the Board and posted on the Company's website.

**Supporting Statement:**

The Proponent supports transparency and accountability regarding Company operations and use of staff time. As Lowe's is a for-profit corporation, the Proponent encourages Company management to make decisions guided by common business metrics rooted in capitalist principles. The Company's current disclosures are inadequate to allow shareholders to objectively evaluate the impact upon profit of the Company's sustainability practices.

The Proponent is concerned that Lowe's is adhering to sustainability mandates that may adversely affect (1) Lowe's customers, (2) shareholders, (3) suppliers and (4) the economy.

The Proponent encourages Company management to make decisions guided by free market capitalist ideals. This includes seeking reasonable returns on investments. Decision-making solely based upon climate change concerns might harm the Company's long-term interests and viability.

# THE NATIONAL CENTER ★★★ FOR PUBLIC POLICY RESEARCH

DATE: 12/17/13 PAGES 3 (Including cover)

ATTN: GAITHER M. KEENER, JR.

COMPANY: LOWE'S

FAX NUMBER: 704-757-0598

FROM: JUSTIN DANHOF

MESSAGE: ENCLOSED IS THE PROOF OF OWNERSHIP LETTER FOR THE NATIONAL CENTER'S SHAREHOLDER PROPOSAL. I WILL ALSO SEND YOU A COPY VIA FEDEX.

501 Capitol Court NE Washington DC 20002
(202) 543-4110 | Fax (202) 543-5975
info@nationalcenter.org

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via Facsimile (704) 757-0598 and FedEx

December 17, 2013

Gaither M. Keener, Jr., Chief Legal Officer,
Lowe's
1000 Lowe's Boulevard
Mooresville, North Carolina 28117

Dear Mr. Keener,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Sustainability Report) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on December 16, 2013.

Sincerely,

Justin Danhof, Esq.

Enclosure: Proof of Ownership Letter

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

UBS

UBS Financial Services Inc.
1501 K Street, NW
Suite 1100
Washington, DC 20005

www.ubs.com

December 17, 2013

Gaither M. Keener, Jr., Chief Legal Officer,
Lowe's
1000 Lowe's Boulevard
Mooresville, North Carolina 28117

Dear Mr. Keener,

UBS holds 100 shares of Lowe's (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to Lowe's in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on April 25, 2012, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5368.

Sincerely,

Steve Brinckhaus
Registered Client Service Associate
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research